

Mail Stop 3030

August 4, 2017

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

**Re:** **Aquantia Corp.**
**Amendment No. 7 to**
**Draft Registration Statement on Form S-1**
**Submitted July 21, 2017**
**CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Revenue, page 62

1.    We note your response to prior comment 2. Discuss the reasons for the increase in price in the data center market, and discuss the reasons underlying the lower data center unit sales. Also clarify how you addressed the last sentence of prior comment 2 regarding disclosure of any known material impact that the factors mentioned in the paragraph beginning on the bottom of page 62 will have in periods after the reported periods.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Babak Yaghmaie